Filed under Rule 433
File No. 333-131159

CIT Group Inc.

C$400,000,000 4.72% Senior Notes due February 10, 2011

Final Term Sheet

Issuer:	CIT Group Inc.

Principal Amount:	C$400,000,000

Type:	SEC Registered – Registration Statement No. 333-131159

Issue Price:	99.96%

Agents’ Commission:	0.35%

Proceeds to Issuer:	C$398,440,000

Pricing Date:	February 6, 2006

Settlement Date:	February 10, 2006

Maturity Date:	February 10, 2011

Coupon:	4.72%

Spread to GoC Curve:	+60 basis points over the Government of Canada Curve as defined by the interpolated rate between 4.00% of September 1, 2010 and 6.00% of June 1, 2011 (Curve adjustment: +1 basis points)

Specified Currency:	Canadian Dollars (C$)

Interest Payment Dates:

Interest will be paid on the Maturity Date and semiannually, in equal installments, on February 10 and August 10 of each year, commencing on August 10, 2006, provided that if any such day is not a Business Day, the payment will be made on the next Business Day unadjusted.

Accrual of Interest/Day Count Convention:

Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date. The day count convention will be Actual/Actual (Canadian Compound Method).

Redemption:

At the option of the Issuer, the Notes will be redeemable, in whole or in part, from time to time prior to maturity, on not more than 60 and not less than 30 days' prior notice, at a redemption price equal to the greater of par and the Canada Yield Price together in each case with accrued and unpaid interest to the date of redemption.

Minimum Denomination:	Minimum denominations of C$150,000 and integral multiples of C$1,000.

Depository:	The Canadian Depository for Securities Limited.

Exchange Listing:	None.

Other Provisions:

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in the City of New York or Toronto.

“Canada Yield Price” means the price, calculated on the business day preceding the date on which the Issuer gives notice of redemption, equal to the net present value of all scheduled payments of interest (other than accrued and unpaid interest) and principal on the Notes to be redeemed, using a discount rate equal to the sum of the Canada Yield and 15 basis points.

“Canada Yield” means, on any date, the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity approximately equal to the remaining term to maturity of the Notes to be redeemed. The Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, CIBC World Markets Inc. or RBC Dominion Securities Inc. will arrange to send you the prospectus if you request it by calling CIBC World Markets Inc. at 416-594-8515 or RBC Dominion Securities Inc. at 416-842-6359.